FOR IMMEDIATE RELEASE:  July 20, 1995                      Contact:
                                                           David Stakun
                                                           (215) 963-6639


STRONG EARNINGS GROWTH CONTINUES AT BELL ATLANTIC


    Philadelphia -- Supported by healthy volumes in network services and growing profitability in cellular operations, second-quarter 1995 earnings at Bell Atlantic Corporation (NYSE: BEL) grew 7.4 percent, to $1.02 per share from $.95 in the second quarter of 1994. Net income increased 7.7 percent, to $447.1 million from $415.4 million in the same period of 1994.

     After adjusting for the favorable impact of changes in the exchange rate of the peso on Bell Atlantic's ownership share of the estimated dollar denominated debt of Grupo Iusacell, Mexico's largest independent cellular provider, earnings per share for the second quarter of 1995 were $1.01, a 6.3 percent increase compared with the year-ago result. Adjusted net income for the period was $441.9 million, up 6.4 percent.

     Highlights of Bell Atlantic's second-quarter financial results, excluding the effect of substantial 1994 downsizing of financial services and other non-core businesses, were:

   Operating income of $853.8 million, an increase of 7.6 percent over second-quarter 1994 results;

  Operating cash flow (EBITDA) growth of 7.2 percent;

  And an increase in operating revenues of 5.6 percent.

 We are squarely on track to achieve our key financial and operating objectives for the year, said Raymond W. Smith, Bell Atlantic chairman and chief executive officer. Effective cost controls and strong business volumes in our network and wireless businesses are clearly evident in the results for the second quarter. Particularly noteworthy is our strong showing in wireless, which bodes very well for our newly launched joint venture, Bell AtlanticNYNEX Mobile.







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 On July 1, Bell Atlantic Mobile and NYNEX Mobile Communications combined their domestic cellular properties to form Bell Atlantic NYNEX Mobile. Headed by President and Chief Executive Officer Dennis F. Strigl, formerly president and CEO of Bell AtlanticMobile, the new company serves nearly 3 million customers and covers a population (POPs)of 53 million in seven of the 20 largest U.S. cellular markets.


                                 Network Highlights

     In Network, revenue increases resulted from solid growth in access lines and minutes of use, intensified marketing and increased customer demand for new services.

  Operating revenues were $3.1 billion, up 3.3 percent from second-quarter 1994 results;

  Operating expenses, including depreciation, were $2.3 billion, up 3.0 percent from year-ago levels;

 Cash operating expenses increased 1.6 percent from the second quarter of 1994, to $1.7 billion;

Access minutes of use grew 8.6 percent compared with the same period a year ago;

Access lines in service as of June 30, 1995, totaled 19.5 million, an increase of 3.1 percent over the last 12 months. This increase includes Centrex growth of 10.2 percent;

Second-quarter revenues from value-added services such as Caller ID and messaging services grew nearly 12 percent compared with the same quarter last year, excluding special items. An increase in promotional efforts contributed to the addition of 250,000 Caller ID customers during the period, bringing total subscribers to 1,140,000. Promotions for second residential telephone lines and residential ISDN are expected to further stimulate revenues in the second half of 1995;

 ISDN lines in service at the end of the quarter numbered moe than 120,000, up 75 percent from year-ago levels.


                                 Wireless Highlights

     In its final quarter prior to combining with NYNEX Mobile, Bell Atlantic Mobile continued to post strong customer and operating income growth.

 162,900 subscribers were added in the second quarter of 1995, for a total of
1.96 million and  an annualized growth rate of 55 percent;



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   Total revenues increased 35 percent over the second quarter a year earlier, adjusted for the May 1, 1994, restructuring of the NYSMSA partnership with NYNEX (see Bell Atlantic Cellular Operations table attached.);

 Similarly adjusted, operating income of $63.3 million represents an increase of $30.9million over second-quarter 1994 levels.



                        Key Strategic Initiatives

     In addition to the strong performance of our traditional core businesses, we're very pleased with steps we've taken during the second quarter to position Bell Atlantic to capture exciting growth opportunities in emerging markets, Smith said.

   In wireless, we advanced our effort to expand nationwide when PCS PrimeCo., the partnership between Bell Atlantic, NYNEX, AirTouch Communications and
US WEST,   chose CDMA technology for deployment throughout its PCS
network. This technology provides the interoperability necessary to create a truly seamless nationwide system.

 In Network, we continue to gain valuable ground in the video and entertainment business. We kicked off our market trial of interactive video services in Fairfax County, Va., where customer sign-ups resulting from a direct mail campaign are exceeding expectations. And we completed stage one of a two-stage
joint investment with NYNEX in CAI Wireless Systems,   a wireless cable company
whose technology will afford us cost-effective, widespread early entry into the video business.

 On the national scene, along with our partners NYNEX and Pacific Telesis, we launched our interactive television brand, TELE-TV, which is also the name of our national, jointly held home entertainment company headed by Howard Stringer, formerly of CBS.

 And internationally, we are encouraged by the prospect of improving economic conditions in Mexico. We're also pleased with the progress OmniTel is making in the build-out of its wireless network in Italy, which is scheduled to be operational in the fourth quarter of this year.

     Bell Atlantic Corporation is at the forefront of the new communications, entertainment and information industry. The Philadelphia-based company provides a full array of local telecommunications services throughout the mid-Atlantic region and is majority owner of one of the nation's largest cellular carriers. Bell Atlantic is a partner in leading national alliances that will offer wireless communications, as well as video and interactive programming. Bell Atlantic also has substantial holdings and operations in international markets and provides services for customer-based information technology.

     INTERNET USERS: Bell Atlantic news releases, executive speeches, news media contacts and other useful information are available on Bell Atlantic's media relations World Wide Web site (http://www.ba.com), by gopher (gopher://ba.com) or by ftp (ftp://ba/pub).




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 BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited)
(In millions, except per-share amounts)
                                  Three months ended       Six months ended
                                      June 30                        June 30
                                1995*    1994             1995*      1994
Operating Revenues
Transport Services:
   Local service              $1,105.3  $1,081.9       $2,186.6  2,144.2
   Network access                872.4     783.7        1,693.3  1,587.6
   Toll service                  359.3     401.8          726.3    813.1
Ancillary Services:
   Directory advertising         276.7     269.0          552.4    536.6
   Other                         119.4     104.9          244.8    198.9
Value-Added Services             330.9     323.4          657.6    631.4
Wireless Services                336.5     259.1          628.0    495.8
Other Services                  164. 0     206.2          325.2    442.0

Total Operating Revenues       3,564.5   3,430.0        7,014.2  6,849.6

Operating Expenses
Employee costs,
 including benefits and taxes  1,060.7   1,028.8        2,094.9  2,076.7
Depreciation and amortization    681.7     649.1        1,349.4  1,297.7
Other                            979.1     954.6        1,895.4  1,928.9

Total Operating Expenses       2,721.5   2,632.5        5,339.7  5,303.3

Operating Income                 843.0     797.5        1,674.5  1,546.3

Equity in income of affiliates    22.5      17.1           15.8     39.0

Other income (expense), net           5.8   35.7            6.9     27.6
Interest expense                    147.7  140.3          286.6    283.8
Income before provision for income
    taxes and extraordinary item    723.6  710.0        1,410.6  1,329.1
Provision for income taxes          276.5  294.6          549.0    517.8

Income before extraordinary item    447.1  415.4          861.6    811.3


Extraordinary item:
 Early extinguishment of debt, net of tax  --  --         --        (6.7)

Net Income                         $447.1 $415.4         $861.6   $804.6


*Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation."

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              BELL ATLANTIC CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (unaudited) -- continued (In millions, except per-share amounts)
                                     Three months ended  Six months ended
                                           June 30            June 30
                                        1995*    1994     1995*    1994
Per Common Share Amounts
   Income before extraordinary item     $1.02    $.95    $1.97    $1.86
   Extraordinary item                     --      --       --      (.02)

   Net Income                           $1.02    $.95    $1.97    $1.84

Dividends declared per common share      $.70    $.69    $1.40    $1.38

Weighted average number of common
   and equivalent shares outstanding     437.7   437.1    437.6   437.2



Other Selected Data
                                                      June 30,
                                               1995                1994

Return on Average Common Equity
   Three months ended                          28.4%               19.5%
   Six months ended                            27.5%               19.0%

Total Assets (millions)                    $24,819.9           $28,685.6

Total Employees                               72,300              73,100




* Effective August 1, 1994, the company's telephone subsidiaries discontinued application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation.









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               BELL ATLANTIC CORPORATION AND SUBSIDIARIES




Condensed Consolidated Statements of Cash Flows (unaudited)
                    (In millions)
                                                 Six months ended June 30,

                                                    1995            1994

Cash Flows from Operating Activities
Net income                                         $861.6           $804.6
Depreciation and amortization                     1,349.4          1,297.7
Extraordinary item                                   --                6.7
Other, net                                         (373.3)          (581.3)


Net Cash Provided by Operating Activities         1,837.7          1,527.7

Net Cash Used in Investing Activities            (1,863.7)          (128.6)

Net Cash Used in Financing Activities               (55.4)        (1,292.3)

Increase (Decrease) in Cash and Cash Equivalents    (81.4)           106.8

Cash and Cash Equivalents, Beginning of Period      142.9            146.1

Cash and Cash Equivalents, End of Period            $61.5           $252.9








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                     BELL ATLANTIC CELLULAR OPERATIONS

Selected Operating Statistics and Financial Data (unaudited)
(In thousands, except percentages and data per subscriber)


                                           Three months ended June 30,
                                                                 Normalized
                                        1995    1994    % change  % change
Selected Operating Data
Owned POPs(1)                         35,677  34,841         2
Controlled MSA POPs(1)                32,779  32,519         1
Controlled RSA POPs(1)                 4,278   3,652        17
Controlled Penetration(1)(2)            5.37%   3.59%       49
Controlled Subscribers(3)              1,991.2 1,300.3      53         55
Subscribers(4)                         1,776.8 1,169.7      52
Churn                                   1.43%   1.48%       (3)
Revenues per Subscriber
   per Month(5)                          $65     $74       (12)       (12)
Acquisition Cost per Gross Add(6)       $226    $255       (11)       (12)

Selected Financial Data
Revenue(7)                          $332,737  $255,663      30         35
Operating Income(8)                  $63,332   $34,560      83         96
Operating Cash Flow(9)(10)          $102,604   $67,538      52         57
Operating Cash Flow Margin(11)         39.69%    33.44%     19         19


Explanation of Normalization Adjustments:
    On May 1, 1994, the NYSMSA Partnership (the Partnership) between Bell Atlantic Mobile and NYNEX Mobile was restructured to include both companies reseller operations. Prior to restructuring, the Partnership provided wholesale services only, and both companies separately provided reseller services throughout the Partnership's operating territory. In the above table, 1994 data and statistics include Bell Atlantic's Northern New Jersey reseller operations. Normalized 1994 data and statistics, indicated in the Normalized Percent Change column in the above table and described in the footnotes below, exclude Bell Atlantic Mobile's Northern New Jersey reseller operations. Bell Atlantic owns a 36 percent interest in the partnership and reports results below the line as equity income in unconsolidated subsidiaries.

Footnotes:
(1) 1995 and 1994 Controlled MSA POPs include approximately five million Northern New Jersey POPs managed by Bell Atlantic Mobile pursuant to the restructured NYSMSA partnership as described above.
(2) Controlled Penetration is calculated using controlled subscribers (including those managed by Bell Atlantic pursuant to the restructured NYSMSA partnership) divided by total controlled POPs.
(3) Controlled Subscribers for 1995 and 1994, included in the above table, include all Northern New Jersey subscribers that are managed by Bell Atlantic, but are part of the NYSMSA partnership as described above. Excluding customers previously managed by NYNEX, the normalized 1995 and 1994 subscribers would have been 1,956.6 and 1,265.7, respectively.


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BELL ATLANTIC CELLULAR OPERATIONS

Footnotes (continued):

(4) Subscribers for 1995 and 1994 exclude all Northern New Jersey subscribers that are managed by Bell Atlantic, but are part of the NYSMSA partnership as described above. Penetration excluding the Northern New Jersey POPs and subscribers is 5.56 percent and 3.75 percent for 1995 and 1994, respectively.
(5)   1994 normalized revenue per subscriber is $74.
(6) Acquisition costs include commission expense and net margin on sale of customer equipment 1994 normalized acquisition cost per gross add is $257.
(7) Revenue includes service revenues, incollect, outcollect, and equipment revenue, but excludes paging revenue. 1994 normalized revenue is $246,656.
(8)   1994 normalized Operating Income is $32,369.
(9) Operating Cash Flow equals Operating Income plus depreciation and amortization.
(10)  1994 normalized Operating Cash Flow is $65,359.
(11) Operating Cash Flow Margin uses revenues which consist primarily of service revenues, outcollect revenue, and net margin on customer equipment sales. 1994 normalized Operating Cash Flow Margin is 33.47 percent.








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